UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT COMMUNICATIONS’ STOCK ACQUISITION OF ARKADIN INTERNATIONAL SAS

On August 5, 2013, the registrant filed with the Tokyo Stock Exchange a notice regarding the stock acquisition by NTT Communications Corporation, a subsidiary of the registrant, of Arkadin International SAS’ issued shares. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: August 5, 2013

August 5, 2013

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT Communications’ Stock Acquisition of Arkadin International SAS

NTT Communications Corporation (“NTT Com”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that it has entered into exclusive negotiations with the shareholders of Arkadin International SAS (“Arkadin”), a company that provides collaboration services in 32 countries, to acquire its shares. As a result, NTT Com will purchase 91.2% of the issued shares of Arkadin as described in the attached press release by NTT Com.

This acquisition will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

2013 – R080

Joint Announcement

NTT Communications Corporation

Arkadin International SAS

AXA Private Equity

August 5, 2013

NTT Com to Acquire a Maximum 91.2% Stake in Arkadin

TOKYO, JAPAN and PARIS, FRANCE—NTT Communications Corporation (NTT Com), Arkadin International SAS (Arkadin) and AXA Private Equity jointly announce today that they have entered into exclusive negotiations over NTT Com’s acquisition of a majority stake in Arkadin, the world’s third-largest collaboration service provider1. The agreement will be implemented after the necessary notification and consultation with the relevant works council. The management of Arkadin will reinvest alongside NTT Com. The agreement remains subject to the authorization of the antitrust authorities.

Arkadin offers a wide range of conference-related solutions covering audio, web, video conferencing and unified communications services. It serves approximately 37,000 customers in 32 countries, including France, Germany, the UK, USA, Australia, China, Singapore and Japan. The company was launched in 2001 by CEO, Olivier de Puymorin.

Since AXA Private Equity’s investment in 2012, Arkadin has experienced double digit revenue growth and has been able to reinforce its leading market position through a number of significant developments, including the acquisition of video conference specialist, Novasight.

To date, NTT Com’s customers have been seeking to lower their costs and streamline operations by integrating internal communication tools with NTT Com’s Arcstar Audio Conferencing, Arcstar Web Conferencing, Arcstar Video Conferencing and cloud-based Arcstar UCaaS unified communications service. NTT Com, under its Global Cloud Vision, is leveraging its strengths as a major telecom operator to deliver innovative Global Total ICT Outsourcing services that meet customers’ total cloud-based and other ICT needs.

[1]	A collaboration service provider is a company that provides a full range of services and solutions using audio, web and video channels to enable organizations to communicate with each other remotely.

Toru Maruoka, Senior Vice President, Voice and Video, at NTT Com said: “With the acquisition of one of the fastest growing players in the industry, NTT Com reaffirms its ambition to develop services in the collaboration business for all of its partners and clients across the world. Arkadin’s global seamless customer service and infrastructure will strengthen NTT Com’s offering in both global conferencing services and total solutions, incorporating unified communications.”

Olivier de Puymorin, CEO of Arkadin, commented: “I would like to thank François Jerphagnon, his team at AXA Private Equity, all the Private Equity funds and Friends & Family for their great support in helping to develop Arkadin since its inception. Now, Arkadin will enter a new development phase, with the support and industrial expertise of NTT Com, to continue to serve our clients and partners throughout the world.”

François Jerphagnon, Managing Director at AXA Private Equity, added: “Following our initial investment, we are proud to have worked together with Arkadin to support its ambitious growth strategy using our global network and operational expertise. Arkadin, under the strong management team led by Olivier de Puymorin, is a true role model for other French firms seeking international growth.”

Ends

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading global tier-1 IP Network, Arcstar Universal One™ VPN network reaching over 160 countries/regions, and over 140 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv | http://www.linkedin.com/company/ntt-communications

About Arkadin

Founded in 2001, Arkadin is one of the largest and fastest growing collaboration service providers in the world. With a vision rooted in the belief that progress emerges from people’s desire to share, Arkadin offers a complete range of remote audio, web, and video conferencing and Unified Communications solutions. The services are delivered in the SaaS model for fast, scalable deployments and a high ROI. Its global network of 51 operating centers in 32 countries has dedicated local-language support teams to service its 37,000 customers.

Further information: www.arkadin.com

About AXA Private Equity

AXA Private Equity is a world leader in private equity, with assets of $32 billion managed or advised in Europe, North America and Asia. The company offers its investors a wide choice of funds covering the full range of asset classes: Funds of Funds (primary, early secondary and secondary), Direct Funds including Infrastructure, Small and Mid-Market Enterprise Capital, Innovation & Growth, Co-Investment and Private Debt.

With offices in Beijing, Frankfurt, Jersey, London, Luxembourg, Milan, New York, Paris, Singapore, and Zurich, AXA Private Equity is committed to supporting companies in their long term growth by providing access to its international network. AXA Private Equity sets great store by the regularity and quality of its reporting on the performance of its funds and the performance of the companies in its portfolio, as a service to its investors.

AXA Private Equity, Global Investments the European way www.axaprivateequity.com

Axa Private Equity project team in charge of the investment in Arkadin:

-	François Jerphagnon

-	Marie Arnaud Battandier

Press Contacts

For NTT Communications Corporation

Fumitake Matsuoka

Group and Alliance Strategy

Corporate Planning

Tel. +81 3 6700 4601

kokusaig-cp@ntt.com

For Arkadin International

Amber Skinner

Communication Manager

Tel. +33 1 44 65 72 57

a.skinner@arkadin.com

For AXA PRIVATE EQUITY

Image 7

Estelle Guillot-Tantay

Tel: +33 1 53 70 74 93

egt@image7.fr

Flore Larger

Tel: +33 1 53 70 74 91

flarger@image7.fr